December 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos, Senior Special Counsel

Re:	Novatel Wireless, Inc.

Schedule TO-I filed December 8th, 2016

Filed by Inseego Corp.

File No. 5-60619

Dear Mr. Panos:

Set forth below are the responses of Inseego Corp. (“Inseego”) to comments received by Inseego from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2016, with respect to Inseego’s Tender Offer Statement on Schedule TO-I (the “Schedule TO”). To assist in your review, the Staff’s comments are highlighted in bold below and are followed by Inseego’s responses. All capitalized terms used herein but not defined have the meanings assigned to them in the Schedule TO.

General

1.	While Rule 13e-4(a)(1) defines the term “issuer,” such definition is “in addition” to the definition of the term “issuer” provided at Section 3(a)(8) of the Securities Exchange Act of 1934. Rule 13e-4(a) reinforces the view that the Rule 13e-4(a)(1) definition only complements, and does not supersede, the definition of the term “issuer” otherwise enacted prior to the adoption of Rule 13e-4 and especially in light of the rule’s edict that “all terms used in this rule…shall have the same meaning as in the Act.” Notwithstanding Inseego Corporation’s identification on the cover page as an affiliate of Novatel, please confirm for us that Inseego is voluntarily complying with Rule 13e-4 given that Novatel is not an issuer of the subject securities as defined in Rule 13e-4(a)(1). Refer to Item 6(c)(6) and (8) of the Schedule TO-I filed by Inseego which affirms that Novatel no longer satisfies the definition.

At the time that Novatel Wireless issued the Novatel Wireless Notes, it satisfied the definition of “issuer” set forth in Rule 13e-4(a)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Reorganization that occurred approximately one month prior to the date of commencement of the Exchange Offer and Solicitation, Novatel Wireless is no longer an “issuer” as so defined. Out of an abundance of caution and respect for the law, Inseego, as Novatel Wireless’s successor under Rule 12g-3(a) for purposes of reporting under the Exchange Act and the issuer of the securities into which the Novatel Wireless Notes are potentially convertible, voluntarily elected to file the Schedule TO on the basis that holders of the Novatel Wireless Notes historically benefitted from Novatel Wireless’s public disclosures and would have been entitled to the protections afforded by Rule 13e-4 had the Exchange Offer and Solicitation commenced prior to the Reorganization. Inseego is committed to complying with the tender offer laws that would otherwise have been applicable to Novatel Wireless as an issuer of subject securities but for the Reorganization in order to ensure a continuity of disclosure protections provided to the holders of the Novatel Wireless Notes.

U.S. Securities and Exchange Commission

December 23, 2016

2.	Page 1 indicates that the “Exchange Offer and Consent Solicitation commenced on December 7, 2016…” Given the filing date of December 8, 2016, please advise us whether or not the tender offer filing was made in contravention of Rule 13e-4(b), which rule provision specifies that the required obligation arises “on the date of commencement.”

The Exchange Offer and Solicitation commenced and the Prospectus and Letter of Transmittal were delivered to the registered holders of the Novatel Wireless Notes on December 7, 2016 after the Commission’s official business hours had ended for the day. Concurrently with commencement of the Exchange Offer and Solicitation, Inseego filed the Schedule TO. Because the Schedule TO was filed after the close of the Commission’s official business hours, it was not accepted until 6:25 a.m. the following morning, December 8, 2016, at which time the filing appeared on the Commission’s website. We note that Rule 13(d) of Regulation S-T permits an electronic filer to file a document with the Commission electronically “if such publication or distribution does not occur during the official business hours of the Commission, as soon as practicable on the next business day.” In addition, Rule 13(d) of Regulation S-T provides that “[a]ny associated time periods shall be calculated on the basis of the publication or distribution date (as applicable), and not on the basis of the date of filing.”

As the Schedule TO was filed on the date of commencement, and simply was not accepted until the following business day, Inseego fully complied with Rule 13e-4(b), when taken together with Rule 13(d) of Regulation S-T. Accordingly, the commencement date of the Exchange Offer and Solicitation and related periods is December 7, 2016, and the Schedule TO was timely filed.

3.	The offer is scheduled to expire on January 5th, 2017, a date that may not be considered twenty full business days depending upon the date of commencement and thus at risk of contravening Rule 13e-4(f)(1)(i). In addition, security holders are entitled to withdrawal rights available under Rule13e-4(f)(2)(ii) that become operative based upon the date of commencement. Please advise us, with a view toward revised disclosure, whether or not the scheduled expiration date needs to be extended in order to comply with Rule 13e-4(f)(1)(i) and if the disclosure describing the withdrawal rights “after the expiration of forty business days from the commencement” also needs to be revised.

Please see Inseego’s response to Comment No. 2 above. The Exchange Offer and Solicitation commenced on December 7, 2016 and is scheduled to expire on January 5, 2017, which allows for the Exchange Offer and Solicitation to remain open for twenty business days prior to expiration, as required by Rule 13e-4(f)(1)(i).

U.S. Securities and Exchange Commission

December 23, 2016

Similarly, because the date of commencement was December 7, 2016, the disclosure describing withdrawal rights is accurate and no revisions to that disclosure are required. Inseego understands the requirements of Rule 13e-4(f)(1)(i) and has acknowledged, on page 4 of the Prospectus, that following the Expiration Date, tenders of Novatel Wireless Notes may not be validly withdrawn unless Inseego is otherwise required by law to permit withdrawal.

4.	Item 4(a)(1)(vi) incorporates information by reference that includes disclosure under the “Miscellaneous” section of the prospectus. This disclosure does not mirror that which has been included in the section of the prospectus inasmuch as no parallel qualification about the limits of the “final and binding” representation has been provided. Please revise to qualify the statements made in the Miscellaneous section to make clear that security holders may challenge Inseego’s determinations in a court of competent jurisdiction.

Inseego respectfully acknowledges the Staff’s comment and has revised Item 4(a)(1)(vi) in Amendment No. 1 to the Schedule TO (“Amendment No. 1”), filed on the date hereof, to clarify that any determinations of Inseego with respect to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender or withdrawal of any tender will be final and binding, subject to the rights of holders of Novatel Wireless Notes to challenge such determination in a court of competent jurisdiction.

5.	The consent solicitation seeks to remove certain events of default and all of the restrictive covenants from the indenture. Please provide us with a brief legal analysis as to whether or not the solicitation in favor of the proposed amendments should be regulated as an offer of a new security (which gives effect to the proposed amendments by treating the existing debt as if the proposed amendments had been approved) that should be registered under Section 5 of the Securities Act of 1933. To the extent an offer of new securities is being made, it does not appear as though Inseego would be eligible to rely on the §3(a)(9) of the Securities Act of 1933.

Inseego respectfully advises the Staff that it does not believe that the Solicitation regarding the proposed amendment of certain terms and conditions of the Novatel Wireless Indenture and the Novatel Wireless Notes (the “Proposed Amendments”), constitutes an offer of a new security. The Proposed Amendments are appropriately characterized as modifications of certain contractual rights which would be approved and implemented in accordance with the procedures provided for in the Novatel Wireless Indenture with the requisite consent of holders of a majority in aggregate principal amount of the Novatel Wireless Notes.

U.S. Securities and Exchange Commission

December 23, 2016

Whether the adoption and implementation of the Proposed Amendments would result in the creation of a new security turns on whether the particular changes in the terms of the Novatel Wireless Indenture and the Novatel Wireless Notes fundamentally change the nature of the investment. The standard for a “fundamental change in the nature of an investment” in Staff no action letters has consistently focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities and Staff no-action letters have permitted modifications of covenants restricting dividends, stock repurchases and other payments, covenants governing the incurrence or maintenance of indebtedness, covenants to maintain minimum net worth, covenants restricting dispositions of assets or sale and leaseback transactions and covenants requiring an issuer to comply with certain laws. The Novatel Wireless Notes will retain the same interest rate, interest payment dates, maturity date, conversion provisions (including the conversion rate), optional redemption provisions, priority and obligations to pay principal and interest as originally in effect prior to the implementation of the Proposed Amendments. The Novatel Wireless Notes will also maintain the same issuer and be governed by the same indenture that governed the Novatel Wireless Notes, as modified by the Proposed Amendments. None of the Proposed Amendments alters the basic financial terms, basic nature or economic substance of the existing Novatel Wireless Notes.

Section 9.02 of the Novatel Wireless Indenture provides that Novatel Wireless may amend or supplement the terms of the Novatel Wireless Indenture with the consent of holders of at least a majority in principal amount of the Novatel Wireless Notes; provided, that a limited number of changes to the economic and payment terms of the Novatel Wireless Notes require the consent of all the holders affected by the proposed change. These changes, which are expressly listed in Section 9.02 of the Novatel Wireless Indenture, include, among other things, changing the maturity date of the notes, reducing the principal amount of, or interest on the notes, reducing the repurchase or redemption price of the notes and impairing the right of any holder to institute suit for any payment on any note. As such, the Novatel Wireless Indenture specifically distinguishes between modifications that affect limited contractual rights under the indenture and modifications that change the fundamental characteristics of the notes (i.e., the economic and payment terms, including the maturity, principal, interest rate, redemption or conversion provisions or priority of the notes). We believe this enumerated list of economic and payment terms that require approval of each holder of a note is indicative of the matters that noteholders believe are fundamental changes to the nature of the investment. We believe this view is further supported by the fact that the holders would not have agreed to permit amendment by majority consent to provisions that are fundamental to an investment decision.

The offering memorandum, dated June 4, 2015, that was disseminated in connection with the initial offering of the Novatel Wireless Notes included a summary of these terms and disclosure of Novatel Wireless’s ability to amend certain terms of the Novatel Wireless Indenture in a manner adverse to a holder if holders of at least a majority in aggregate principal amount of the Novatel Wireless Notes approved such an amendment. As stated above, the Proposed Amendments represent modifications of certain contractual provisions, made in accordance with the procedures provided for in the Novatel Wireless Indenture with the requisite consent of holders of a majority in aggregate principal amount of the Novatel Wireless Notes and, accordingly, the Solicitation does not constitute the offer of a new security.

U.S. Securities and Exchange Commission

December 23, 2016

6.	The presentation included under the headings in the prospectus titled “Selected Historical Consolidated Financial Data” and “Ratio of Earnings to Fixed Charges” does not fully comply with Item 1010(c) of Regulation M-A. To the extent the financial statements required by Item 10 of Schedule TO and corresponding Items 1010(a) and (b) were not provided with the disclosure document disseminated to security holders at the time of commencement, as distinguished from being incorporated by reference, please revise the disclosure in the prospectus to conform fully with Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and related interpretation I.H.7. in our July 2001 public guidance available on the Division of Corporation Finance webpage of www.sec.gov.

Inseego respectfully acknowledges the Staff’s comment and has included summary financial information that fully complies with the requirements set forth in Item 1010(c) of Regulation M-A in Item 10 of Amendment No. 1. Inseego will also file Amendment No. 1 as a prospectus supplement under Rule 425 of the Securities Act of 1933, as amended. We note that the summary financial information provided in Amendment No. 1 does not include Inseego’s income (loss) from continuing operations or income (loss) per common share from continuing operations because during the applicable periods, Inseego had no discontinued operations that would cause its loss from continuing operations to differ from its overall net loss. Accordingly, these items are not applicable.

7.	We noticed that Inseego is asking security holders to certify that they have “received and reviewed the information included or incorporated by reference [from] the Prospectus. Please advise us, with a view toward revised disclosure, of the purpose of the cited language. To the extent the cited language is intended to serve as a means to limit the liability of Inseego in connection with the making of this tender offer, please revise the Letter of Transmittal to prominently disclose that objective and the resulting reduction in legal protection, if any, available to security holders. Alternatively, delete the statement.

In response to the Staff’s comment, Inseego has modified the Letter of Transmittal to include a prominent legend disclosing that Inseego does not view the representations made by security holders as a waiver of liability and that it commits not to assert that such provisions constitute a waiver of liability. The revised Letter of Transmittal has been filed with the Commission as Exhibit (a)(3) to Amendment No. 1 and has been disseminated to the registered holders of the Novatel Wireless Notes.

* * * * *

U.S. Securities and Exchange Commission

December 23, 2016

With respect to the preceding response, Inseego acknowledges that:

•	Inseego is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Inseego may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact me by telephone at (858) 812-0677 or by e-mail at lbridges@nvtl.com.

Sincerely,

/s/ Lance Bridges
Lance Bridges
Senior Vice President, General Counsel and Secretary